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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT

                       under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                                   AWARE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          OPTIONS TO PURCHASE COMMON SHARES, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  05453N-10-0*
                      (CUSIP Number of Class of Securities)
                           (*Underlying Common Stock)

                               MICHAEL A. TZANNES
                             CHIEF EXECUTIVE OFFICER
                                   AWARE, INC.
                              40 MIDDLESEX TURNPIKE
                          BEDFORD, MASSACHUSETTS 01730
                                 (781) 276-4000

           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:
                              WILLIAM R. KOLB, ESQ.
                                 FOLEY HOAG LLP
                              155 SEAPORT BOULEVARD
                           BOSTON, MASSACHUSETTS 02210

                            CALCULATION OF FILING FEE

       Transaction Valuation*                     Amount of Filing Fee**
       ----------------------                     ----------------------
            $6,770,366                                   $1,354

*Calculated solely for purposes of determining the amount of the filing fee. This amount assumes that options to purchase 6,521,678 shares of common stock of Aware, Inc. having an aggregate value of $6,770,366 as of February 27, 2003 will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing

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model. The amount of the filing fee, calculated in accordance with Rule 0-11(b)
of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

** Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                       Amount Previously Paid:     $1,354

                       Form or Registration No.:   Schedule TO

                       Filing Party:               Aware, Inc.

                       Date Filed:                 March 3, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]   third-party tender offer subject to RULE 14D-1.
[X]   issuer tender offer subject to RULE 13E-4.
[ ]   going-private transaction subject to RULE 13E-3.
[ ]   amendment to Schedule 13D under RULE 13D-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



                             INTRODUCTORY STATEMENT

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Aware, Inc. (the "Company") with the Securities and Exchange Commission on March 3, 2003, relating to the Company's offer to its employees to exchange all outstanding options having an exercise price greater than $3.00 per share granted under the Aware, Inc. 1996 Stock Option Plan or the Aware, Inc. 2001 Nonqualified Stock Plan (together the "Plans") to purchase shares of the Company's common stock, par value $0.01 per share, for new options that will be granted under the Plans, upon the terms and subject to the conditions set forth in the Offer to Exchange and the Election Form.



ITEMS 1 THROUGH 11.

Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

(1) The first paragraph under Section 1 ("Number of Options; Expiration Date") of the Offer to Exchange is amended by inserting the following after the second sentence of the paragraph:

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     There are issued and outstanding options under the 1996 Stock Option Plan to purchase 3,236,550 shares of our common stock that are eligible to participate in this offer, and there are issued and outstanding options under the 2001 Nonqualified Stock Plan to purchase 3,285,128 shares of our common stock that are eligible to participate in this offer. Thus, there are issued and outstanding options to purchase a total of 6,521,678 shares of our common stock eligible to participate in this offer.


(2) The first paragraph under Section 6 ("Conditions to this Offer") of the Offer to Exchange is amended by inserting the following after the second sentence of the paragraph:

     We will determine whether to accept any surrendered options immediately prior to the expiration of this offer. If we do not accept your surrendered options, they will be returned to you.


(3) Subparagraph (f) of Section 6 ("Conditions to this Offer") of the Offer to Exchange is amended by deleting the (f) and renaming the subparagraph as subparagraph (g).


(4) Subparagraph (e) of Section 6 ("Conditions to this Offer") of the Offer to Exchange is amended by deleting the (e) and renaming the subparagraph as subparagraph (f).


(5) Under Section 6 ("Conditions to this Offer") of the Offer to Exchange, a new subparagraph (e) is added immediately following subparagraph (d) as follows:

           (e) there shall have been issued a binding determination by the Internal Revenue Service indicating that this type of stock option exchange offer will alter the status of incentive stock options not tendered in the exchange so as to eliminate their incentive stock option status;


ITEM 12. EXHIBITS.

Item 12(a) is hereby amended to add the following exhibits:

     (a)(10) Email from Richard P. Moberg to Employees of Aware, Inc. dated March 25, 2003.

     (a)(11) Amended Election Form.

     (a)(12) Form of Lost Stock Option Agreement Letter.



                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     - 3 -
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                                   AWARE, INC.

                                   By:  /s/ Michael A. Tzannes
                                        -------------------------------------
                                   Its: Chief Executive Officer
                                        -------------------------------------


Date:  March 25, 2003


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